Exhibit 99.5

KANZHUN LIMITED Successfully Listed on the Main Board of The Stock Exchange of Hong Kong

BEIJING, December 22, 2022 -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today announced that it has successfully listed, by way of introduction, its Class A ordinary shares (the “Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEX”). The Shares are traded on the Main Board of the HKEX under the stock code “2076” in board lots of 100 Shares, and the stock short name is “BOSS ZHIPIN-W”. The Company’s American depositary shares (the “ADSs”), each representing two Shares, remain primarily listed and traded on the Nasdaq Global Select Market (the “Nasdaq”). The Shares listed on the Main Board of the HKEX are fully fungible with the ADSs listed on the Nasdaq.

“BOSS Zhipin is a company with a large market value and great potential in the human resources services market,” commented Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company. “Hong Kong is an international financial center and mature capital market. As we embark on a new journey with our successful listing on the Main Board of the HKEX, we are looking forward to sharing the fruits of our Company’s growth with more investors, many of whom may be our existing users.”

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. Established eight years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

THE PIACENTE GROUP, INC.

Email: kanzhun@tpg-ir.com